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                                 [CATUITY LOGO]
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                                                                    May 22, 2007



Mr. Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington D.C. 20549

RE:  CATUITY INC.
     AMENDMENT 2 TO REGISTRATION STATEMENT ON FORM SB-2
     FILED ON MAY 1, 2007
     (FILE NO. 333-140533)

Dear Mr. Shuman:

     We have reviewed your comment letter dated May 16, 2007 relating to Amendment 2 to the Registration Statement on Form SB-2 filed with the Commission on May 1, 2007. Our response is set forth in this letter. For your convenience, we have included your comment with this letter. Our response uses the same numbering as your letter.

Form SB-2
General

     1. SEC COMMENT: Please update your registration statement to conform with the requirements of Paragraph (g) of Item 310 of Regulation S-B. In addition to including financial statements as of March 31, 2007, update the prospectus throughout as appropriate.

          COMPANY RESPONSE:
          The unaudited financial statements of Catuity for the three months ended March 31, 2007 have been included in the registration statement, as noted by the Staff. Reference is made to the "Index to Financial Statements" on page F-1 of the registration statement. In addition, we have updated the prospectus throughout as deemed appropriate.

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     In accordance with Rule 461 of the General Rules and Regulations under the
Securities Act of 1933, Catuity hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective at 8:00 a.m. EST on Wednesday, May 23, 2007, or as soon thereafter as practicable. Catuity acknowledges that (a) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(b) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Catuity from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and (c) Catuity may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In preparing our letter we have endeavored to provide a comprehensive response to your comments and questions. If you wish to discuss any aspects of our response or require further clarification you may reach me at the address below.

Sincerely,



Debra R. Hoopes
Chief Financial Officer
Catuity, Inc.
300 Preston Avenue, Suite 302
Charlottesville, VA 22902